UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	Form 10-K	Form 20-F	Form 11-K	☒ Form 10-Q	Form 10-D
	Form N-SAR	Form N-CSR

	For Period Ended:	June 30, 2021
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nuverra Environmental Solutions, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6720 N. Scottsdale Road, Suite 190
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona 85253
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nuverra Environmental Solutions, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Form 10-Q”). The Company is in the process of finalizing the interim financial statements that will be included in the Form 10-Q and, as a result, the Company’s auditor has not had an opportunity to complete their review of the Form 10-Q. It is anticipated that the Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph M. Crabb	602	903-7802
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Three Months Ended June 30, 2021 Compared to the Three Months Ended June 30, 2020

The following table sets forth for each of the periods indicated our statements of operations data (dollars in thousands):

	Three Months Ended
	June 30,		Increase (Decrease)
	2021	2020	2021 versus 2020
Revenue:
Service revenue	$23,113	$22,956	$157	0.7%
Rental revenue	1,661	1,510	151	10.0%
Total revenue	24,774	24,466	308	1.3%
Costs and expenses:
Direct operating expenses	21,437	18,551	2,886	15.6%
General and administrative expenses	4,844	4,445	399	9.0%
Depreciation and amortization	5,734	7,156	(1,422)	(19.9)%
Total costs and expenses	32,015	30,152	1,863	6.2%
Operating loss	(7,241)	(5,686)	1,555	(27.3)%
Interest expense, net	(641)	(1,116)	(475)	(42.6)%
Other income (expense), net	4,025	38	3,987	10,492.1%
Loss before income taxes	(3,857)	(6,764)	(2,907)	43.0%
Net loss	$(3,857)	$(6,779)	$(2,922)	43.1%

Service Revenue

Service revenue consists of fees charged to customers for water transport services, disposal services and other services associated with the drilling, completion, and ongoing production of shale oil and natural gas.

On a consolidated basis, service revenue for the three months ended June 30, 2021 was $23.1 million, up $0.2 million, or 0.7%, from $23.0 million in the prior year period. The increase in service revenue is primarily due to increases in water transport services in the Rocky Mountain and Southern divisions, offset by a decrease in water transport services in the Northeast division and a decrease in disposal services in the Southern division.

Rental Revenue

Rental revenue consists of fees charged to customers for use of equipment owned by us, as well as other fees charged to customers for items such as delivery and pickup of equipment. Our rental business is primarily located in the Rocky Mountain division, however, we do have some rental equipment available in both the Northeast and Southern divisions.

Rental revenue for the three months ended June 30, 2021 was $1.7 million, up $0.2 million, or 10.0%, from $1.5 million in the prior year period due to a small increase in drilling and completion activity, which resulted in higher utilization of rental equipment by our customers in the Rocky Mountain division.

Direct Operating Expenses

The primary components of direct operating expenses are compensation, third-party hauling, fuel and repairs and maintenance costs.

Direct operating expenses for the three months ended June 30, 2021 increased $2.9 million to $21.4 million from $18.6 million in the prior year period. The increase is primarily attributable to higher costs in water transport services and disposal services, coupled with an increase in third-party hauling costs and fleet-related expenses, including fuel and maintenance and repair costs.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2021 were $4.8 million, up $0.4 million, or 9.0%, from $4.4 million in the three months ended June 30, 2020 due primarily to an increase in compensation costs resulting from an increase in stock based compensation. There were partial wage increases that took effect in March 2021 for employees whose wages had been reduced in prior periods. Included in these expenses for the three months ended June 30, 2021 is approximately $1.3 million of transition costs, which included but were not limited to severance and stock based compensation for executives.

Depreciation and Amortization

Depreciation and amortization for the three months ended June 30, 2021 was $5.7 million, down 19.9% as compared to $7.2 million in the prior year period. The decrease is primarily attributable to a lower depreciable asset base due to impairment of long-lived assets during 2020, the sale of under-utilized or non-core assets and assets becoming fully depreciated partially offset by asset additions.

Impairment of Long-lived Asset

There were no impairment charges recorded during the three months ended June 30, 2021 and June 30, 2020.

Interest Expense, net

Interest expense, net during the three months ended June 30, 2021 was $0.6 million compared to $1.1 million in the prior year period. The decrease is primarily due to the retirement of the First Lien Credit Agreement and Second Lien Term Loan Agreement (as defined below) and the lower overall effective interest rates on our outstanding debt.

Other Income, net

During the three months ended June 30, 2021, we had other income, net of $4.0 million compared to $38.0 thousand in the prior year period. The increase in other income, net is due to the forgiveness of the Paycheck Protection Program (the “PPP”) loan granted to an indirect wholly-owned subsidiary of the Company (the “PPP Borrower”) under the Coronavirus Aid, Relief, and Economic Security Act (the “PPP Loan”), which was fully forgiven in June 2021.There was no change in fair value of the derivative warrant liability during the three months ended June 30, 2021 and June 30, 2020.

Income Taxes

No income tax expense or benefit was recorded for the three months ended June 30, 2021 or June 30, 2020. The primary item impacting income taxes for the three months ended June 30, 2021 and June 30, 2020 was the valuation allowance against our deferred tax assets.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Notification of Late Filing on Form 12b-25 may contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the “Securities Act,” and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the “Exchange Act.” These statements relate to our expectations for future events and time periods, are based on information available to us as of the date hereof and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those reflected in any forward-looking statements.

Nuverra Environmental Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2021	By	/s/ Joseph M. Crabb
		Name:	Joseph M. Crabb
		Title:	Executive Vice President and Chief Legal Officer